UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

NEUROBIOLOGICAL TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, par value $0.001

(Title of Class of Securities)

64124W304

(CUSIP Number)

September 30, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 64124W304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMORGAN CHASE & CO. 13-2624428
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,418,814
6. Shared Voting Power 0
7. Sole Dispositive Power 3,418,814
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,814
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 12.7%
12.	Type of Reporting Person (See Instructions) HC

Item 1	(a).	Name of Issuer

Neurobiological Technologies, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

2000 Powell Street, Suite 800, Emeryville, California 94608

Item 2	(a).	Name of Person Filing

JPMorgan Chase & Co.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

270 Park Ave. New York, NY 10017

Item 2	(c).	Citizenship

Delaware

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.001

Item 2	(e).	CUSIP Number

64124W304.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

3,418,814

(b) Percent of class:

12.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

3,418,814

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

3,418,814

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

This notice is filed on behalf of JPMorgan Chase & Co. and its wholly owned Subsidiary JPMorgan Chase Bank, National Association.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2008

JPMORGAN CHASE & CO.

BY:	/S/ ANTHONY J. HORAN
NAME:	ANTHONY J. HORAN
TITLE:	CORPORATE SECRETARY